SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934

AMC FINANCIAL, INC.
(FORMERLY KNOWN AS CITYSCAPE FINANCIAL CORP.)
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

001642107
(Cusip Number)

Russell A. Thompson
MacKay Shields LLC
9 West 57 Street
New York, New York  10019
(212) 230-3835
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 8, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report The acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
Check the following box. [X]


Note: Schedules filed in paper format shall include a signed original and Five copies of the schedule, including all exhibits. See Section 240.13d-7(b) For other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above
Persons (entities only):

MacKay Shields LLC (f/n/a MacKay-Shields Financial Corporation)

2) Check the Appropriate Box if a Member of a Group (See Instructions):
(a) Not
(b) Applicable

3) SEC Use Only

4) Source of Funds (See Instructions):  OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
	Not Applicable

6) Citizenship or Place of Organization:
Delaware

Number of		7)  Sole Voting Power:
Shares Beneficially		2,042,981
Owned by		8)  Shared Dispositive Power:
Each Reporting
Person With:		9)  Sole Dispositive Power:
				2,042,981
			10) Shared Dispositive Power:

All of the indicated shares of common stocks were issued
Upon conversion of the 12.75% Bonds and 6% Convertible
Bonds.

11) 	Aggregate Amount Benefically Owned by Each Reporting
	Person
	2,042,981

12) Check if the Aggregate Amount in row (11)  Excludes
Certain Shares  (See Instructions):    [  ]

13) Percent of Class Represented By Amount in Row (11):
27.1%

14)	Type of Reporting Person (See Instructions):  IA


Item 1.  Security and Issuer.

This statement relates to the common stock, par value $.01 per share (the "Shares") of AMC Financial, Inc. (formerly known as Cityscape Financial, Inc.) (the "Company"), whose principal executive offices Are located at 555 Taxter Rd., Elmsford, New York 10523-5200.

Item 2.  Identity and Background.

The person filing this statement is MacKay Shields LLC, a Company organized under the laws of Delaware and, registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-19525). MacKay Shields' principal address is 9 West 57th Street, New York, New York 10019.
MacKay Shields acts as investment manager for a number of clients pension and profit-sharing plans and also to mutual funds.

Mackay Shields has never been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

On July 1, 1999, the First Amended Plan of Reorganization
(the "Plan") of Cityscape Financial Corp. and its wholly owned subsidiary, Cityscape Corp. (together "Cityscape"), the predecessor to the Company, became effective.
Pursuant to the terms of the Plan, former holders of Cityscape 12.75% Bonds and 6% Convertible Bonds
(the "Bonds") received equity shares in Company in exchange for their respective Bond holdings. Specifically, MacKay Shields, as an investment adviser to several client accounts, held (on behalf of those accounts) in aggregate
85,875,000 Bonds (85,375,000 of the 12.75% and 500,000
of the 6% or valued at $12,806,250 and $3,750.00
respectively). As a result of the aforementioned Plan, MacKay Shields currently holds (on behalf of those client accounts), and has the sole right to vote and direct the disposition of, equity securities of Company totaling 2,042,981 shares. All funds used to purchase or acquire a security interest in Company came directly from proceeds of investment advisory clients. No single client account holds a beneficial security interest in Company equal to or greater than 5%.


Item 4.  Purpose of Transaction.

MacKay Shields holds securities of the Company described herein with the intentions of maximizing shareholder value.
In addition to monitoring the performance of the Company and its management, MacKay Shields may also take certain steps to further its stated objective. These steps may include, but are not limited to, urging Company management to take appropriate corporate actions to ensure that shareholder interests are adequately protected.


Item 5.  Interest in Securities of the Issuer.

Based upon information provided by AMC Financial, as a result of the transactions effected pursuant to the Plan, as of September 30, 1999, there were issued and outstanding 7,714,225 shares. MacKay Shields
(as an investment adviser to several client accounts) is the holder of and/or has the right to receive
2,042,981 shares.  Thus for the purposes of Reg.
Section 240.13d-3, MacKay Shields is deemed to beneficially own 2,042,981 shares, or 27.1% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

Item 6.  Contracts, Arrangement, Understanding or
	Relationships With Respect to
	Securities of the Issuer.

Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of AMC Financial between Mackay Shields and any person or entity.

Item 7.  Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my
Knowledge and belief, I certify that the Information set forth in this statement is True, complete and correct.

Date: October 13, 1999

/s/	Russell A. Thompson
	Senior Compliance Officer